Exhibit 99.27

Quantum eMotion Secures Key Patent in India, Bolstering Global Intellectual Property Portfolio

Montreal, Canada / August 7th, 2024 – Quantum eMotion Corp. (“QeM” or the “Company”) (TSX-V: QNC; OTCMKTS: QNCCF) proudly announces the issuance of its first-generation patent for quantum random number generation based on quantum tunneling in India.

The Indian Patent Office has granted patent number 202047029523, titled “Method and System for Generating a Random Bit Sample,” for 20 years from the date of deposit. This significant milestone underscores QeM’s commitment to innovation and strengthens its intellectual property portfolio.

Francis Bellido, QeM’s CEO, stated, “India’s substantial investment in quantum technologies and its leadership in quantum communications make this patent grant particularly significant. As a significant player in cybersecurity, India’s recognition of our unique claim is a crucial business milestone and a significant step towards global acknowledgment of our foundational intellectual property.”

Recognizing the critical role of patents as key value drivers, Quantum eMotion has developed a robust portfolio comprising five patent families and trade secrets, spanning multiple countries:

1st Generation Technology: Quantum Tunneling for Random Number Generation

This revolutionary technology, which serves as the foundation of Quantum eMotion, is protected by numerous patents, including those granted in the United States, Australia, Brazil, Canada, China, Germany, Spain, Finland, France, Great Britain, Italy, South Korea, the Netherlands, Russia, India and Sweden. The patent application remains pending in Thailand. This technology utilizes the quantum tunneling effect to produce truly random numbers, ensuring a high level of confidence in its strength.

2nd Generation Technology: Pure Quantum Signal Extraction

The second-generation technology synergizes with the first by extracting a purely quantum signal from classical noise generated by electronics. This ensures the integrity of the quantum randomness. Patents for this technology have been granted in the United States, Australia, Germany, Spain, Finland, France, Great Britain, Indonesia, Italy, Japan, the Netherlands, Russia, India, and Sweden. Applications are pending in Brazil, Canada, China, South Korea, and Thailand.

3rd Generation Technology: Utilizing Consumer Electronics

Harnessing the affordability and availability of consumer electronics, the third-generation technology democratizes quantum number generation. Applications are pending in various countries under the PCT application process.

4th Generation Technology: Cost-efficient Key Generation for Blockchain

This technology reduces computing costs for key generation in blockchain wallets by selecting key generation schemes based on cost values. Applications are pending worldwide under the Patent Cooperation Treaty.

5th Generation Technology: Advanced Hardware Wallet for Cryptocurrency

Focused on the cryptocurrency industry, this technology integrates QeM’s core technologies, including QRNG and intelligent key generation schemes, into a competitive hardware wallet. This innovation will be protected through a combination of patent applications and industrial secrets.

Future Innovations

Quantum eMotion continues to advance its technology through collaborations with universities and ongoing development efforts. New patent applications are in preparation and will be unveiled soon.

About QeM

The Company’s mission is to address the growing demand for affordable hardware and software security for connected devices. QeM has become a pioneering force in classical and quantum cybersecurity solutions thanks to its patented Quantum Random Number Generator, a security solution that exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced protection for high-value assets and critical systems.

The Company intends to target highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please visit our website at https://www.quantumemotion.com/ or contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.